Exhibit 12.1

KLA-Tencor Corporation

Computation of Ratio of Earnings to Fixed Charges

	Three months ended September 30,		Fiscal Year ended June 30,
(in thousands, except ratios)	2014	2013	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$99,007	$139,864	$734,461	$690,621	$974,094	$1,110,066	$291,181
Add back fixed charges:
Interest expense	13,521	13,662	53,812	54,176	54,197	54,328	54,517
Interest portion of rental expense	756	691	2,915	3,081	3,008	2,834	3,687

Total adjusted earnings	$113,284	$154,217	$791,188	$747,878	$1,031,929	$1,167,228	$349,385

Fixed charges:
Interest expense	$13,521	$13,662	$53,812	$54,176	$54,197	$54,328	$54,517
Interest portion of rental expense	756	691	2,915	3,081	3,008	2,834	3,687

Total fixed charges	$14,277	$14,353	$56,727	$57,257	$57,205	$57,162	$58,204

Ratio of earnings to fixed charges	7.9	10.7	13.9	13.1	18.0	20.4	6.0

For purposes of calculating the ratio of earnings to fixed charges, earnings refers to the amount resulting from adding earnings before income taxes, plus fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, amortization of bond discount and one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.